SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period February, 2004

WMC RESOURCES LTD

ACN 004 184 598

Level 16, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases made during the period February 12, 2004 – March 16, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

WMC RESOURCES LTD

By:	/s/ R.E. Mallett

Name:	R.E. Mallett
Title:	Assistant Company Secretary
Date:	17 March 2004

To:	The Manager
Announcements
ASX Company Announcements Office

Change of Share Registrar

We advise that effective from close of business on Friday, 5 March, 2004 the share register of WMC Resources Ltd (ASX Code: WMR) will be transferred to ASX Perpetual Registrars Limited at the following address:

Postal address:	GPO Box 1736 MELBOURNE VIC 3001

Street address:	Level 4 333 Collins Street MELBOURNE VIC 3000

SHAREHOLDER CONTACT DETAILS

Freecall: 1300 366 353 Facsimile: (03) 9615 9900

For your reference, the contact at ASX Perpetual Registrars is Leigh Bull on telephone (03) 9615 9822.

Yours faithfully

Ross Mallett	WMC Resources Ltd
Assistant Company Secretary	ACN 004 184 598

GPO Box 860K
25 February 2004	Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of WMC Resources Ltd will be held in the Grand Ballroom, at the Hyatt Regency, 99 Adelaide Terrace, Perth at 10.00 am on Tuesday, 6 April 2004.

Ordinary Business

Reports

1. To receive and consider the Financial Report and the Reports of the Directors and of the Auditor for the year ended 31 December 2003.

Election of Directors

2. To elect Directors.

The following Directors retire in accordance with the Company’s Constitution:

a) Mr P J Knight

b) Mr I E Webber

c) Mr G W McGregor

d) Mr G J Pizzey

Being eligible, Messrs P J Knight and I E Webber offer themselves for re-election and Messrs G W McGregor and G J Pizzey offer themselves for election.

Other Business

3. To transact any other business that may be legally brought forward.

By Order of the Board

Peter J Horton

Company Secretary

Melbourne, Australia

2 March 2004

Notice of Annual General Meeting

Ordinary Business

Resolution 2: Election of Directors

Mr Knight and Mr Webber retire by rotation and offer themselves for re-election. Mr McGregor and Mr Pizzey having been appointed since the last annual meeting retire and, being eligible, offer themselves for election. The personal particulars of the directors are set out below.

Peter J Knight

CitWA BEHon FIEAust CPEng FTSE FAICD

An independent non-executive director since August 1997, Mr Knight is a non-executive director and former managing director of Clough Limited and former chairman of Central Norseman Gold Corporation Limited. Mr Knight is 65 and lives in Perth.

Graeme W McGregor AO

BEc FCPA FAICD FAIM

An independent non-executive director since 1 December 2003, Mr McGregor is a director of Fosters Group Limited, Santos Limited, Nufarm Limited and Goldman Sachs JBWere Managed Funds Limited. Mr McGregor was formerly a Director of Finance for BHP Limited where he held a number of financial and senior management roles. Mr McGregor is 65 and lives in Melbourne.

G John Pizzey

BE (Chem) FellDip (Management) FAICD FAIM FIEAust

An independent non-executive director since 1 December 2003, Mr Pizzey is chairman of ION Limited, and a director of Amcor Limited and Ivanhoe Grammar School. He is a former executive vice-president of Alcoa Inc., and former chairman of Alcoa of Australia Limited and the International Aluminium Institute PLC. Until recently he was also chairman of the London Metal Exchange. Mr Pizzey is 58 and lives in Melbourne.

Ian E Webber AO

FTSE

An independent non-executive director since June 1997, Mr Webber is a member of General Motors Australian Advisory Council. He is a former chairman of Mayne Nickless Limited and a former director of Santos Limited. Mr Webber is 68 and lives in Adelaide.

Proxies

1. A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or two proxies. Each proxy will have the right to vote on a poll and also to speak at the meeting.

2. A proxy need not be a member of the Company.

3. A member wishing to appoint a proxy should use the form provided. If a member wishes to appoint two proxies, a request should be made to the Company’s Share Registry for an additional proxy form. Alternatively, proxy forms may be obtained by printing them off WMC’s web site at www.wmc.com.

4. Where two proxies are appointed neither proxy may vote on a show of hands and each proxy should be appointed to represent a specified proportion of the member’s voting rights. If the proxy appointments do not specify the proportion of the member’s voting rights that each proxy may exercise, each proxy may exercise half of the member’s votes.

5. The instrument appointing a proxy is required to be in writing under the hand of the appointer or of that person’s attorney and, if the appointer is a corporation, in accordance with the Corporations Act 2001 (Cth) or under the hand of an authorised officer or attorney. Where two or more persons are registered as a member, each person must sign the proxy form.

6. If a proxy form is completed by an individual or a corporation under Power of Attorney, the Power of Attorney under which the form is signed, or a certified copy of that Power of Attorney, must accompany the completed proxy form unless the Power of Attorney has previously been noted by the Company.

7. To be effective, the proxy form (together with any required supporting documentation—see note 6 above) must be received at the Share Registry of the Company in Melbourne not later than 12 noon (AEST) on Sunday, 4 April 2004. Proxy forms received after this time will be invalid.

Alternatively, proxy forms may be lodged by facsimile if received by the same time. The facsimile number for the Share Registrar is +61(0)3 8614 2909

8. The Company has determined, in accordance with regulations made under section 1074E of the Corporations Act 2001 (Cth), that for the purpose of voting at the meeting, shares will be taken to be held by those persons recorded on the Company’s register as at 12 noon (AEST) on Sunday, 4 April 2004 (the ‘Entitlement Time’) All holders of ordinary shares in the Company at the Entitlement Time are entitled to vote at the meeting.

9. If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.

10. If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the member’s behalf on a show of hands or on a poll, and the shares the subject of the proxy appointment will not be counted in computing the required majority.

11. Members who return their proxy forms but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf.

If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with the directions on the proxy form. Proxy appointments in favour of the chairman of the meeting or any director or the secretary of the Company which do not contain a direction will be used to vote in favour of the resolutions to be proposed at the meeting.

12. Members who do not plan to attend the meeting are encouraged to complete and return a proxy form.

A replacement proxy form may be obtained by either:

(a) visiting WMC’s web site at www.wmc.com and printing off

a copy of the proxy form OR

(b) requesting a further copy from WMC’s Share Registry.

Contact details

ASX Perpetual Registrars Limited

GPO Box 2977

Melbourne Victoria 8060 Australia

Telephone: + 61 (0)3 9615 9356 or

1300 366 353 (for callers within Australia)

Facsimile:+61 (0)3 8614 2909

E-Mail: wmc@asxperpetual.com.au

Corporate Representatives

A corporation may elect to appoint an individual to act as its representative in accordance with section 250D of the Corporations Act 2001 (Cth) in which case the Company will require a Certificate of Appointment of Corporate Representative executed in accordance with the Corporations Act 2001 (Cth). The Certificate must be lodged with the Company before the meeting or at the registration desk on the day of the meeting. The Certificate will be retained by the Company.